              International Bank for Reconstruction and Development


                               [WORLD BANK LOGO]


                       Management's Discussion & Analysis
                                       and
                    Condensed Quarterly Financial Statements
                               September 30, 2004

                                   (Unaudited)

CONTENTS
SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENT REPORTING                                                  2
MANAGEMENT REPORTING                                                           2
CURRENT VALUE BASIS                                                            3
EQUITY-TO-LOANS                                                                6
RESULTS OF OPERATIONS                                                          7
NET INCOME ALLOCATIONS AND TRANSFERS                                           8

IBRD CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET                                                       10
CONDENSED STATEMENT OF INCOME                                                 11
CONDENSED STATEMENT OF COMPREHENSIVE INCOME                                   12
CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS                           12
CONDENSED STATEMENT OF CASH FLOWS                                             13
NOTES TO FINANCIAL STATEMENTS                                                 14
REPORT OF INDEPENDENT ACCOUNTANTS                                             20

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2004 (FY
2004). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the "reported basis").

As allowed under the standards on derivatives (herein referred to as "FAS 133"), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

These standards allow hedge accounting for certain qualifying hedging relationships. However, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 criteria for qualifying hedging relationships would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable or liquidation value of IBRD as a whole.

FINANCIAL OVERVIEW

TABLE 1 presents selected financial data on a reported basis, including and excluding the effects of FAS 133, and a current value basis.

TABLE 1: SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

                                                      THREE MONTHS ENDED        FULL YEAR
                                                  -------------------------     ----------
                                                  SEPTEMBER      SEPTEMBER       JUNE 30,
                                                   30, 2004       30, 2003         2004
                                                  ----------     ----------     ----------
LENDING SUMMARY(a)
  Commitments                                     $    2,228     $      808     $   11,045
  Gross Disbursements                             $    2,482     $    2,182     $   10,109
  Net Disbursements                               $   (1,111)    $   (1,997)    $   (8,408)
REPORTED BASIS
  Operating Income                                $      218     $      392     $    1,696
  Net Income (Loss)                               $      849     $     (856)    $   (2,404)
    effects of applying FAS 133                   $      631     $   (1,248)    $   (4,100)
  Net Return on Average Interest-earning Assets         0.61%          1.08%          1.18%
    after the effects of FAS 133                        2.39%         (2.35%)        (1.67%)
  Gross Return on Average Outstanding Loans             3.36%          3.96%          3.83%
  Gross Return on Average Cash and Investments          1.60%          0.75%          1.04%
  Cost of Average Borrowings (including swaps)          2.62%          2.70%          2.61%
    after the effects of FAS 133                        0.20%          7.50%          6.56%
  Return on Equity                                      2.58%          4.91%          5.21%
    after the effects of FAS 133                       10.11%         (9.91%)        (7.00%)
  Equity-to-Loans Ratio                                29.66%         27.09%         29.35%
CURRENT VALUE BASIS
  Net Income                                      $      342     $      354     $    1,129
    of which current value adjustment             $      128     $      (43)    $     (513)
  Net Return on Average Interest-earning Assets         0.94%          0.94%          0.76%
  Return on Equity                                      3.98%          4.26%          3.36%
  Equity-to-Loans Ratio                                29.36%         26.99%         29.07%

(a) INCLUDES LOANS TO THE INTERNATIONAL FINANCE CORPORATION AND CAPITALIZED LOAN ORIGINATION FEES.

2   IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004

On a current value basis, net income for the three months ended September 30, 2004 was $342 million, a decline of $12 million from the net income for the same period in the previous fiscal year. The main factors contributing towards this decline were a $237 million decrease in income from loans and the fact that $77 million less was released from the provision for losses on loans and guarantees due primarily to the decline in loans outstanding. These factors were partially offset by the positive impact on income of a $171 million increase in the current value adjustment, a $63 million increase in investment income and a $48 million decline in borrowing expenses. For further explanation of these factors please refer to the Current Value Basis section.

The decline in the current value net income together with the increase in the equity base due to the allocation of FY2004 net income to the General Reserve, was responsible for the reduction in IBRD's return on equity to 3.98% at September 30, 2004, compared to 4.26% at September 30, 2003.

The increase in the equity-to-loans ratio from 26.99% at September 30, 2003 to 29.36% at September 30, 2004 was due primarily to a reduction in loans outstanding during this period as prepayments on loans continued. IBRD's use of the equity-to-loans ratio and the factors contributing to its movement are further discussed under the Equity-to-Loans section.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the three months ended September 30, 2004, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management's best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses the current value also includes IBRD's assessment of the appropriate credit risk. This assessment incorporates various factors including its history of payment receipts from borrowers.

At September 30, 2004, the $3,418 million ($2,998 million--June 30, 2004) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for


BOX 1: HEDGING STRATEGY AND USE OF DERIVATIVES

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate risk in its financing operations and avoids open foreign exchange risk positions by entering into derivatives transactions to eliminate mismatches between the interest rate and currency composition of its assets and liabilities.

FAS 133 requires that all derivatives be marked to market, with the effects of those changes reflected in the balance sheet and income statement. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to fixed rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions are reported on different bases.

A number of the tools that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedge relationships, though IBRD's policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

              IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004    3
which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments discounted by the cost of borrowings at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. At September 30, 2004, the $2,746 million ($2,411 million--June 30, 2004) current value adjustment reflects the increase in the borrowings portfolio due to the average yield to maturity cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT SEPTEMBER 30, 2004 AND JUNE 30, 2004

IN MILLIONS OF U.S. DOLLARS

                                                     SEPTEMBER 30, 2004                          JUNE 30, 2004
                              ----------------------------------------------------------------   -------------
                                                REVERSAL OF        CURRENT          CURRENT
                                 REPORTED         FAS 133           VALUE            VALUE       CURRENT VALUE
                                  BASIS           EFFECTS         ADJUSTMENT         BASIS           BASIS
                              -------------    -------------    -------------    -------------   -------------
Due from Banks                $       1,613                                      $       1,613   $       1,803
Investments                          32,127                                             32,127          31,986
Loans Outstanding                   108,517                     $       3,418          111,935         112,608
Less Accumulated Provision
  for Loan Losses and
  Deferred Loan Income               (3,974)                                            (3,974)         (3,984)
Swaps Receivable
  Investments                        12,121                                             12,121          12,476
  Loans                                  93    $           4                *               97              95
  Borrowings                         70,909           (2,196)           2,196           70,909          69,548
  Other Asset/Liability                 899             (174)             174              899             908
Other Assets                          6,659                              (421)           6,238           6,340
                              -------------    -------------    -------------    -------------   -------------
    Total Assets              $     228,964    $      (2,366)   $       5,367    $     231,965   $     231,780
                              =============    =============    =============    =============   =============

Borrowings                    $     107,185    $      (1,421)   $       4,068    $     109,832   $     109,675
Swaps Payable
  Investments                        14,008                                             14,008          14,284
  Loans                                  93               (*)               *               93              93
  Borrowings                         64,888             (453)             453           64,888          64,777
  Other Asset/Liability               1,033             (167)             167            1,033           1,077
Other Liabilities                     5,360                                              5,360           5,453
                              -------------    -------------    -------------    -------------   -------------
Total Liabilities                   192,567           (2,041)           4,688          195,214         195,359
Paid-in Capital                      11,483                                             11,483          11,483
Retained Earnings and Other
  Equity                             24,914             (325)             679           25,268          24,938
                              -------------    -------------    -------------    -------------   -------------
    Total Liabilities and
      Equity                  $     228,964    $      (2,366)   $       5,367    $     231,965   $     231,780
                              =============    =============    =============    =============   =============

*INDICATES AMOUNT LESS THAN $0.5 MILLION.

4   IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004

TABLE 3:
CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE THREE MONTHS
ENDED:

IN MILLIONS OF U.S. DOLLARS

                                                  SEPTEMBER 30, 2004                     SEPTEMBER 30, 2003
                                  ---------------------------------------------------    -------------------
                                  YEAR TO DATE    ADJUSTMENTS         YEAR TO DATE           YEAR TO DATE
                                    REPORTED       TO CURRENT        CURRENT VALUE          CURRENT VALUE
                                     BASIS           VALUE        COMPREHENSIVE BASIS    COMPREHENSIVE BASIS
                                  ------------    ------------    -------------------    -------------------
Income from Loans                 $        931                    $               931    $             1,168
Income from Investments                    123    $         (4)                   119                     56
Other Income                                58                                     58                     42
                                  ------------    ------------    -------------------    -------------------
  Total Income                           1,112              (4)                 1,108                  1,266
                                  ------------    ------------    -------------------    -------------------

Borrowing Expense                          683                                    683                    731
Administrative Expense                     238                                    238                    242
Release of Provision for Losses
  on Loans and Guarantees                  (30)             30                     --                     --
Other Expense                                3                                      3                      3
                                  ------------    ------------    -------------------    -------------------
  Total Expense                            894              30                    924                    976
                                  ------------    ------------    -------------------    -------------------
Operating Income                           218             (34)                   184                    290
Current Value Adjustment                                   128                    128                    (43)
Release of Provision for Losses
  on Loans and Guarantees--
  Current Value                                             30                     30                    107
Effects of Applying FAS 133                631            (631)                    --                     --
                                  ------------    ------------    -------------------    -------------------
Net Income (Loss)                 $        849    $       (507)   $               342    $               354
                                  ============    ============    ===================    ===================

TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS

                                    BALANCE SHEET EFFECTS AS OF                    TOTAL INCOME STATEMENT EFFECT FOR
                                        SEPTEMBER 30, 2004                              THE THREE MONTHS ENDED
                               -------------------------------------               ---------------------------------
                                                            OTHER      LESS PRIOR
                                                            ASSET/       YEARS'     SEPTEMBER 30,     SEPTEMBER 30,
                                 LOANS      BORROWINGS    LIABILITY     EFFECTS          2004             2003
                               ----------   ----------    ----------   ----------  ---------------   ---------------
Total Current Value
  Adjustments on Balance
  Sheet                        $    3,418   $   (2,746)   $        7   $     (569) $           110   $           (89)
Unrealized Gains (Losses) on
  Investments(a)                                                                                 4                (5)
 Currency Translation
 Adjustment(b)                                                                                  14                51
                                                                                   ---------------   ---------------
Total Current Value
  Adjustments                                                                      $           128   $           (43)
                                                                                   ===============   ===============

(a) UNREALIZED GAINS (LOSSES) ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF ADJUSTMENTS TO CURRENT VALUE FOR CURRENT VALUE REPORTING.
(b) THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004   5

CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

INCOME FROM LOANS AND PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Income from loans declined by $237 million due to a combination of lower returns and lower average loan balances outstanding. During the first three months of the fiscal year ending June 30, 2005 (FY 2005), provisioning requirements were reduced by $30 million primarily due to a decrease in the loan portfolio reflecting negative net disbursements of $1,111 million. In comparison, during the first three months of FY2004, provisioning requirements were reduced by $107 million due to a decrease in the loan portfolio coupled with an improvement in the creditworthiness of the accrual portfolio. The effect has been a reduction in net income of $77 million between the two periods.

INCOME FROM INVESTMENTS

Income from investments increased by $63 million, due primarily to higher average short-term interest rates during FY 2005.

BORROWING EXPENSES

Borrowing expenses declined by $48 million due to a combination of both a lower average borrowings balance and a decrease in the average cost of borrowings, during the first quarter of FY 2005 in comparison with the same period in FY 2004.

CURRENT VALUE ADJUSTMENTS

The net positive current value adjustment of $128 million for the three months ended September 30, 2004 (net negative $43 million--September 30, 2003) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio. Currently, the duration of equity is about one year.

The downward shift in the reference market interest rates during the three months ended September 30, 2004 (for U.S. dollar funding curve see FIGURE 2) generated a net increase of $110 million in IBRD's equity on a current value basis. Over the same period last year, the upward shift in the reference market interest rates resulted in a $89 million decrease in IBRD's equity on a current value basis. During the three months ended September 30, 2004, there was a positive net currency translation adjustment of $14 million on IBRD's net assets due to the slight appreciation of the euro against the U.S. dollar partially offset by the depreciation of the Japanese yen against the U.S dollar. During the same period in FY2004, the appreciation of the Japanese yen against the U.S. dollar resulted in a positive net currency translation adjustment of $51 million.

Given IBRD's risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. TABLE 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at September 30, 2004 than at September 30, 2003, due to the allocation of FY 2004 net income to the General Reserve and the decrease in net loans outstanding. For the period from June 30, 2004 to September 30, 2004, IBRD's equity-to-loans ratio, on both bases, increased marginally due to a slight increase in equity and a small decrease in net loans outstanding.

6   IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004

TABLE 5: EQUITY-TO-LOANS

IN MILLIONS OF U.S. DOLLARS

                                                   SEPTEMBER 30,     JUNE 30,        SEPTEMBER 30,
                                                       2004           2004               2003
                                                   ------------    ------------      -------------
REPORTED BASIS
 Equity-to-Loans Ratio(a)                                 29.66%          29.35%            27.09%

CURRENT VALUE BASIS
 Equity Used in Equity-to-Loans Ratio              $     32,033    $     31,901(b)   $     31,498
 Loans and Guarantees Outstanding, net of
   Accumulated Provision for Losses on Loans and
   Deferred Loan Income                            $    109,116    $    109,748      $    116,709
 Equity-to-Loans Ratio                                    29.36%          29.07%            26.99%

(a)  RATIOS ARE PRESENTED BEFORE APPLYING THE EFFECTS OF FAS 133.
(b) THE JUNE 30, 2004 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION OF FY 2004 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 3, 2004.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first three months of FY 2005, short term interest rates for U.S. dollar, Japanese yen, and euro were higher than those in FY 2004. In addition, while interest rates were on a rising trend during the first three months of FY 2005, they were essentially flat during the same period in FY 2004. FIGURE 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

[CHART]

OPERATING INCOME

IBRD's operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2004, operating income on a reported basis and before applying the effects of FAS 133, was $218 million, compared to $392 million for the same period in FY 2004. The following factors decreased operating income:

- A $153 million decrease in loan interest income, net of funding costs, due to lower spreads on the cost pass-through loans resulting from rising short term interest rates in FY 2005. In addition, margins have declined due to lower balances of high-yielding loan products.

- A $77 million decrease in the release of provision for losses on loans and guarantees. During the first three months of FY 2005, provisioning requirements were reduced by $30 million primarily due to a decrease in the loan portfolio. In comparison, during the first three months of FY 2004, provisioning requirements were reduced by $107 million due to a decrease in the loan portfolio coupled with an improvement in the creditworthiness of the accrual portfolio.

- A $25 million decrease in other loan income due to lower cash receipts from countries whose loans are in nonaccrual status.

The above decreases were partially offset by the following:

- A $60 million increase in investment income, net of funding costs due to interest income being reported during the three months ending September 30, 2004 compared to net mark-to-market losses incurred during the same period in the previous fiscal year. The borrowings which fund the investment portfolio are not mark-to-market.

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004   7

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS

                                                                  THREE MONTHS ENDED
                                                       ----------------------------------------
                                                       SEPTEMBER 30, 2004    SEPTEMBER 30, 2003
                                                       ------------------    ------------------
Loan Interest Income, Net of Funding Costs
  Debt Funded                                          $               64    $              173
  Equity Funded                                                       290                   334
                                                       ------------------    ------------------
    Total Loan Interest Income, Net of Funding Costs                  354                   507
Other Loan (Expense) Income                                           (17)                    8
Release of Provision for Losses on Loans and
  Guarantees                                                           30                   107
Investment Income (Loss), Net of Funding Costs                         34                   (26)
Net Other Expenses                                                   (183)                 (204)
                                                       ------------------    ------------------
OPERATING INCOME                                                      218                   392
  Effects of Applying FAS 133                                         631                (1,248)
                                                       ------------------    ------------------
NET INCOME (LOSS)                                      $              849    $             (856)
                                                       ==================    ==================

EFFECTS OF APPLYING FAS 133

IBRD marks all derivative instruments, as defined by FAS 133, to market. To a large extent, IBRD uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. These swaps are financially equivalent to fixed-rate assets whose mark-to-market values are inversely correlated to shifts in the reference market interest rates. With the downward shift in the reference market interest rates for major currencies during the first three months of FY 2005, the effects of applying FAS 133 resulted in a mark-to-market gain of $631 million. In contrast, the effects of applying FAS 133 resulted in a mark-to-market loss of $1,248 million for the same period in FY 2004 primarily as a result of significant increases in the reference market interest rates for major currencies of IBRD (see FIGURE 2 for U.S. dollars).

FIGURE 2: IBRD'S U.S. DOLLAR FUNDING CURVE

[CHART]

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD's application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in TABLES 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2004, and transfers from surplus, that have been approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements--Note C--Retained Earnings, Allocations and Transfers.

8   IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2004

CONDENSED BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                              SEPTEMBER 30, 2004
                                                                                  (UNAUDITED)       JUNE 30, 2004
                                                                              ------------------    -------------
ASSETS
  Due from banks                                                              $            1,613    $       1,803
  Investments--Trading                                                                    32,124           31,146
  Securities purchased under resale agreements                                                 3              840
  Nonnegotiable, noninterest-bearing demand obligations on account of
    subscribed capital                                                                     1,780            1,790
  Receivable from currency and interest rate swaps
    Investments                                                                           12,121           12,476
    Loans                                                                                     93               90
    Borrowings                                                                            70,909           69,548
    Other asset/liability                                                                    899              908
  Loans outstanding--Note B
    Total loans                                                                          140,214          141,738
    Less undisbursed balance                                                              31,697           32,128
                                                                              ------------------    -------------
      Loans outstanding                                                                  108,517          109,610
    Less:
      Accumulated provision for loan losses                                                3,484            3,505
      Deferred loan income                                                                   490              479
                                                                              ------------------    -------------
        Net loans outstanding                                                            104,543          105,626
  Other assets                                                                             4,879            4,986
                                                                              ------------------    -------------
  TOTAL ASSETS                                                                $          228,964    $     229,213
                                                                              ==================    =============
LIABILITIES
  Borrowings
    Short-term                                                                $            3,213    $       3,146
    Medium- and long-term                                                                103,972          104,920
  Payable for currency and interest rate swaps
    Investments                                                                           14,008           14,284
    Loans                                                                                     93               93
    Borrowings                                                                            64,888           64,777
    Other asset/liability                                                                  1,033            1,077
  Payable for transfers approved by Board of Governors--Note C                             1,745            1,748
  Other liabilities--Note B                                                                3,615            3,705
                                                                              ------------------    -------------
     TOTAL LIABILITIES                                                                   192,567          193,750
                                                                              ------------------    -------------
EQUITY
  Capital stock--Authorized (1,581,724 shares--September 30, 2004 and
    June 30, 2004)
    Subscribed (1,572,661 shares--September 30, 2004 and June 30, 2004)                  189,718          189,718
    Less uncalled portion of subscriptions                                               178,235          178,235
                                                                              ------------------    -------------
                                                                                          11,483           11,483
  Amounts to maintain value of currency holdings of paid-in capital stock                    (85)             (73)
  Retained earnings (see Statement of Changes in Retained Earnings; Note C)               24,831           23,982
  Accumulated other comprehensive income--Note E                                             168               71
                                                                              ------------------    -------------
     TOTAL EQUITY                                                                         36,397           35,463
                                                                              ------------------    -------------
  TOTAL LIABILITIES AND EQUITY                                                $          228,964    $     229,213
                                                                              ==================    =============

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

10   IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004

CONDENSED STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       THREE MONTHS ENDED
                                                                          SEPTEMBER 30
                                                                           (UNAUDITED)
                                                                    ------------------------
                                                                       2004          2003
                                                                    ----------    ----------
INCOME
  Loans--Note B                                                     $      931    $    1,168
  Investments--Trading                                                     123            51
  Other--Note D                                                             58            42
                                                                    ----------    ----------
    Total income                                                         1,112         1,261
                                                                    ----------    ----------
EXPENSES
  Borrowings                                                               683           731
  Administrative--Note F                                                   218           205
  Contributions to special programs                                         20            37
  Release of provision for losses on loans and guarantees--Note B          (30)         (107)
  Other                                                                      3             3
                                                                    ----------    ----------
    Total expenses                                                         894           869
                                                                    ----------    ----------
OPERATING INCOME                                                           218           392
Effects of applying FAS 133                                                631        (1,248)
                                                                    ----------    ----------
NET INCOME (LOSS)                                                   $      849    $     (856)
                                                                    ==========    ==========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

                    IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004   11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       THREE MONTHS ENDED
                                                                          SEPTEMBER 30
                                                                          (UNAUDITED)
                                                                    ------------------------
                                                                       2004          2003
                                                                    ----------    ----------
NET INCOME (LOSS)                                                   $      849    $     (856)
OTHER COMPREHENSIVE INCOME--NOTE E
  Reclassification of FAS 133 transition adjustment to net income           (7)           52
  Currency translation adjustments                                         104           (22)
                                                                    ----------    ----------
  Total other comprehensive income                                          97            30
                                                                    ----------    ----------
COMPREHENSIVE INCOME (LOSS)                                         $      946    $     (826)
                                                                    ==========    ==========

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       THREE MONTHS ENDED
                                                                          SEPTEMBER 30
                                                                          (UNAUDITED)
                                                                    ------------------------
                                                                       2004          2003
                                                                    ----------    ----------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                   $   23,982    $   27,031
  Transfers approved by Board of Governors--Note C                          --          (540)
  Net income (loss) for the period                                         849          (856)
                                                                    ----------    ----------
RETAINED EARNINGS AT END OF THE PERIOD                              $   24,831    $   25,635
                                                                    ==========    ==========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

12   IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004

CONDENSED STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                         THREE MONTHS ENDED
                                                                                            SEPTEMBER 30
                                                                                             (UNAUDITED)
                                                                                     ----------------------------
                                                                                        2004             2003
                                                                                     ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans
     Disbursements                                                                   $     (2,466)   $     (2,162)
     Principal repayments                                                                   3,189           3,647
     Principal prepayments                                                                    404             532
     Loan origination fees received                                                             3              --
                                                                                     ------------    ------------
          Net cash provided by investing activities                                         1,130           2,017
                                                                                     ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Medium- and long-term borrowings
     New issues                                                                             1,626           3,430
     Retirements                                                                           (3,398)         (3,879)
  Net short-term borrowings                                                                    57          (1,047)
  Net currency and interest rate swaps--borrowings                                            105            (240)
  Payments for transfers approved by Board of Governors                                        --            (256)
  Net capital stock transactions                                                               24              18
                                                                                     ------------    ------------
          Net cash used in financing activities                                            (1,586)         (1,974)
                                                                                     ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                           849            (856)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
     Effects of applying FAS 133                                                             (631)          1,248
     Depreciation and amortization                                                            199             182
     Release of provision for losses on loans and guarantees                                  (30)           (107)
     Net changes in other assets and liabilities                                               67             (72)
                                                                                     ------------    ------------
          Net cash provided by operating activities                                           454             395
                                                                                     ------------    ------------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID INVESTMENTS                   (34)             99
                                                                                     ------------    ------------
NET (DECREASE) INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                           (36)            537

UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR                   31,126          26,620
                                                                                     ------------    ------------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE PERIOD                        $     31,090    $     27,157
                                                                                     ============    ============
COMPOSED OF
  Investments--Trading                                                               $     32,124    $     26,580
  Other                                                                                    (1,034)            577
                                                                                     ------------    ------------
                                                                                     $     31,090    $     27,157
                                                                                     ============    ============
SUPPLEMENTAL DISCLOSURE
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
     Loans outstanding                                                               $         18    $        426
     Borrowings                                                                                70           1,239
     Net currency and interest rate swaps--borrowings                                         (81)           (900)
  Capitalized loan origination fees included in total loans                                    16              20

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

                    IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004   13

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2004 financial statements and the notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.

In May 2004, the Financial Accounting Standards Board issued Staff Position
(FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Act provides subsidies to qualified sponsors of postretirement heath care plans that provide prescription drug benefits. IBRD is currently evaluating the applicability of the Act.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN CHARGES

Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2005. For the three months ended September 30, 2004, the effect of the interest waiver was to reduce net income by $29 million ($26 million--September 30, 2003). For the three months ended September 30, 2004, the effect of the commitment charge waiver was to reduce net income by $32 million ($34 million--September 30, 2003).

On August 3, 2004, the Board of Executive Directors approved a waiver of 50 basis points of the front-end fee charged on all loans, with the exception of Special Structural and Sector Adjustment loans. This waiver is effective for all loans presented to the Board in fiscal year 2005, with retroactive effect to fiscal year 2004 for all loans presented to the Board on or after March 1, 2004. For the three months ended September 30, 2004, the effect of this waiver was to reduce net income by less than $1 million.

OVERDUE AMOUNTS

At September 30, 2004, in addition to those loans referred to in the following tables, principal installments of $26 million and interest and charges of $8 million payable to IBRD on loans, were overdue by more than three months. The recorded investment in borrowers with loans with amounts overdue by more than three months was $460 million, comprising principal outstanding of $443 million and interest and charges of $17 million.

14   IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended September 30, 2004 and June 30, 2004.

IN MILLIONS OF U.S. DOLLARS

                                                                                    SEPTEMBER 30,
                                                                                        2004          JUNE 30,
                                                                                    (UNAUDITED)         2004
                                                                                   --------------   --------------
     Recorded investment in nonaccrual loans(a)                                    $        3,214   $        3,188
     Accumulated provision for loan losses on nonaccrual loans                     $        1,351   $        1,342
     Average recorded investment in nonaccrual loans                               $        3,181   $        3,127
     Overdue amounts of nonaccrual loans:
        Principal                                                                  $          374   $          365
        Interest and charges                                                                  396              363
                                                                                   --------------   --------------
                                                                                   $          770   $          728
                                                                                   --------------   --------------

(a) A LOAN LOSS PROVISION HAS BEEN RECORDED AGAINST EACH OF THE LOANS IN THE NONACCRUAL PORTFOLIO.

IN MILLIONS OF U.S. DOLLARS

                                                                                        THREE MONTHS ENDED
                                                                                      SEPTEMBER 30 (UNAUDITED)
                                                                                   -------------------------------
                                                                                       2004             2003
                                                                                   --------------   --------------
     Interest income recognized on loans in nonaccrual status at end of period     $            2   $           24
     Interest income not earned as a result of loans being in nonaccrual status    $           35   $           11

A summary of countries with loans in nonaccrual status follows:


IN MILLIONS OF U.S. DOLLARS

                               SEPTEMBER 30, 2004 (UNAUDITED)
                        --------------------------------------------
                                        PRINCIPAL,
                                       INTEREST AND
                         PRINCIPAL       CHARGES       NONACCRUAL
BORROWER                OUTSTANDING      OVERDUE         SINCE
--------------------------------------------------------------------
 Iraq                   $         49   $        100   December 1990
 Liberia                         150            381   June 1987
 Serbia and Montenegro         2,566             25   September 1992
 Seychelles                        3              1   August 2002
 Zimbabwe                        446            263   October 2000
                        ------------   ------------

TOTAL                   $      3,214   $        770
                        ============   ============

During the three months ended September 30, 2004 and September 30, 2003, there were no loans placed into nonaccrual status or restored to accrual status.

Effective November 2, 2004, loans made to or guaranteed by Cote d'Ivoire were placed into nonaccrual status. The aggregate principal outstanding on these loans at September 30, 2004 was $449 million, of which $41 million was overdue. In addition, accrued interest and charges on these loans at September 30, 2004 were $17 million, of which $10 million were overdue. This event is not reflected in IBRD's results of operations as of September 30, 2004.

                    IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004   15

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the three months ended September 30, 2004 and for the fiscal year ended June 30, 2004, are summarized below:

IN MILLIONS OF U.S. DOLLARS

                                                                       SEPTEMBER 30,
                                                                           2004           JUNE 30,
                                                                        (UNAUDITED)         2004
                                                                     ----------------------------------
  ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
    BEGINNING OF THE FISCAL YEAR                                     $         3,520    $         4,069
  Release of provision for losses on loans and guarantees                        (30)              (665)
  Translation adjustment                                                          10                116
                                                                     ---------------    ---------------
  ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES, END OF
    THE PERIOD                                                       $         3,500    $         3,520
                                                                     ===============    ===============
  COMPOSED OF:
    Accumulated provision for loan losses                                      3,484              3,505
    Accumulated provision for guarantee losses(a)                                 16                 15
                                                                     ---------------    ---------------
  Total                                                              $         3,500    $         3,520
                                                                     ===============    ===============

(a) THE ACCUMULATED PROVISION FOR GUARANTEE LOSSES IS INCLUDED IN OTHER LIABILITIES ON THE CONDENSED BALANCE SHEET.

GUARANTEES

Guarantees of $1,237 million were outstanding at September 30, 2004 ($1,218 million--June 30, 2004). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2015.

At September 30, 2004, liabilities of $26 million ($23 million--June 30, 2004), related to IBRD's obligations under guarantees have been included in Other Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $16 million ($15 million--June 30, 2004).

During the three months ended September 30, 2004, and September 30, 2003, no guarantees provided by IBRD were called.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD's operations, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual borrowers.

For the three months ended September 30, 2004, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $127 million and $120 million. Loan income comprises interest, commitment fees and loan origination fees, net of waivers.

16   IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004

The following table presents IBRD's loan outstanding balances and associated loan income, by geographic region, at September 30, 2004 and September 30, 2003:

  IN MILLIONS OF U.S. DOLLARS

                                                   2004                                    2003
                                  -----------------------------------------------------------------------------
 REGION                             LOAN INCOME       LOANS OUTSTANDING      LOAN INCOME      LOANS OUTSTANDING
---------------------------------------------------   -----------------   -----------------   -----------------
  Africa                          $              19   $           2,437   $              25   $           2,671
  East Asia and Pacific                         268              28,501                 366              32,590
  Europe and Central Asia                       183              27,476                 214              26,267
  Latin America and the Caribbean               344              35,935                 413              37,516
  Middle East and North Africa                   72               7,183                  87               7,630
  South Asia                                     43               6,890                  61               7,868
  Other(a)                                        2                  95                   2                 127
                                  -----------------   -----------------   -----------------   -----------------

  Total                           $             931   $         108,517   $           1,168   $         114,669
                                  =================   =================   =================   =================

(a) REPRESENTS LOANS TO THE INTERNATIONAL FINANCE CORPORATION (IFC), AN AFFILIATED ORGANIZATION.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income (expense). On August 3, 2004, IBRD's Executive Directors approved the allocation of $680 million of the net income earned in the fiscal year ended June 30, 2004, to the General Reserve and an increase of $21 million in the pension reserve. The increase in the pension reserve represents the difference between the actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the accounting income for the fiscal year ended June 30, 2004. There was a $4,100 million reduction in Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133 during fiscal year 2004.

----------
(a) For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

Subsequent to September 30, 2004, on October 3, 2004, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2004: $300 million to the International Development Association
(IDA), $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $50 million as an immediate transfer to the Debt Reduction Facility for IDA-only Countries, and the retention of $405 million as Surplus.

On October 13, 2004, IBRD's Board of Governors approved the transfer of $25 million from Surplus to the Trust Fund for Liberia, administered by IDA. Retained Earnings comprises the following elements at September 30, 2004 and June 30, 2004:

IN MILLIONS OF U.S. DOLLARS

                                  SEPTEMBER 30,
                                      2004            JUNE 30,
                                   (UNAUDITED)         2004
                                 --------------    --------------
Special Reserve                  $          293    $          293
General Reserve                          22,222            21,542
Pension Reserve                             955               934
Surplus                                      95                95
Cumulative FAS 133 Adjustments             (578)            3,522
Unallocated Net Income (Loss)             1,844            (2,404)
                                 --------------    --------------

Total                            $       24,831    $       23,982
                                 ==============    ==============

                    IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004   17

NOTE D--OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC and the Multilateral Investment Guarantee Agency (MIGA), for services rendered. For the three months ended September 30, 2004, service fee revenue from IFC and MIGA amounted to $8 million and $2 million, respectively, compared with $7 million and $1 million for the respective fiscal year 2004 period.

NOTE E--COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2004 and September 30, 2003.

IN MILLIONS OF U.S. DOLLARS

                                                         ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                    THREE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                                                        TOTAL
                                                             CUMULATIVE                               ACCUMULATED
                                          CUMULATIVE      EFFECT OF CHANGE                              OTHER
                                          TRANSLATION      IN ACCOUNTING                             COMPREHENSIVE
                                          ADJUSTMENT         PRINCIPLE       RECLASSIFICATION(a)        INCOME
                                        ---------------   ----------------   -------------------    ---------------
Balance, beginning of the fiscal year   $           (13)  $            500   $              (416)   $            71
Changes from period activity                        104                 --                    (7)                97
                                        ---------------   ----------------   -------------------    ---------------
Balance, end of the period              $            91   $            500   $              (423)   $           168
                                        ===============   ================   ===================    ===============

IN MILLIONS OF U.S. DOLLARS

                                                              ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                        THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                                                        TOTAL
                                                             CUMULATIVE                               ACCUMULATED
                                          CUMULATIVE      EFFECT OF CHANGE                              OTHER
                                          TRANSLATION      IN ACCOUNTING                             COMPREHENSIVE
                                          ADJUSTMENT         PRINCIPLE       RECLASSIFICATION(a)         LOSS
                                        ---------------   ----------------   -------------------    ---------------
Balance, beginning of the fiscal year   $          (346)  $            500   $              (414)   $          (260)
Changes from period activity                        (22)                --                    52                 30
                                        ---------------   ----------------   -------------------    ---------------
Balance, end of the period              $          (368)  $            500   $              (362)   $          (230)
                                        ===============   ================   ===================    ===============

(a) RECLASSIFICATION OF CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE TO NET INCOME.

18   IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004

NOTE F--PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD has a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

All costs associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IBRD's net periodic pension costs are included in Administrative Expenses on the Condensed Statement of Income. IDA, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2004 and September 30, 2003:

IN MILLIONS OF U.S. DOLLARS

                                                                             THREE MONTHS ENDED
                                                                             SEPTEMBER 30, 2004
                                                                                (UNAUDITED)
                                                                -----------------------------------------
                                                                    SRP             RSBP          PEBP
                                                                -----------------------------------------
BENEFIT COST
 Service cost                                                   $          58    $        8    $        3
 Interest cost                                                            121            15             2
 Expected return on plan assets                                          (174)          (18)           --
 Amortization of prior service cost                                         3              *             *
 Amortization of unrecognized net loss (gain)                              --             3              *
                                                                ------------------------------------------
 Net periodic pension cost
   of which:                                                    $           8    $        8    $        5
                                                                =========================================
   IBRD's Share                                                 $           4    $        4    $        2

   IDA's Share                                                  $           4    $        4    $        3

IN MILLIONS OF U.S. DOLLARS

                                                                             THREE MONTHS ENDED
                                                                             SEPTEMBER 30, 2003
                                                                                (UNAUDITED)
                                                                -----------------------------------------
                                                                    SRP             RSBP          PEBP
                                                                -----------------------------------------
BENEFIT COST
  Service cost                                                  $          54    $        7    $        2
  Interest cost                                                           103            12             2
  Expected return on plan assets                                         (149)          (15)           --
  Amortization of prior service cost                                        3              *             *
  Amortization of unrecognized net loss (gain)                              4             4              *
                                                                -------------------------------------------
 Net periodic pension cost
   of which:                                                    $          15    $        8    $        4
                                                                =========================================
     IBRD's Share                                               $           7    $        4    $        2

     IDA's Share                                                $           8    $        4    $        2

* LESS THAN $0.5 MILLION.

At September 30, 2004, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2005, remained unchanged from that disclosed in the June 30, 2004 financial statements: $235 million for the SRP and $41 million for the RSBP.

                    IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004   19

[DELOITTE LETTERHEAD]


REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
     International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2004, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month periods ended September 30, 2004 and 2003. These interim financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2004, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 3, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2004 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

November 11, 2004

20   IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2004

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
           TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)            TREREP_ACC_008

                       SEC REPORT - CHANGES IN BORROWINGS
             BORROWINGS (MLT) JULY 01, 2004 THRU SEPTEMBER 30, 2004            1

                                   DESK: IBRD

                                                                                                         SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION  TRADE ID   CURRENCY  EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT       DATE           DATE
--------------       -----------  --------   --------  -----------  ---------------   --------------   --------------  -----------
NEW BORROWINGS

GLDDP

GOLD

BOND/SELL XAU/IBRD/
 GDIF/0709XAU0.72                0000006776  XAU       PHYSICAL             150,000       59,493,750    01-Jul-2004    01-Jul-2009

                                                                                      --------------
TOTAL BY CURRENCY                                                                         59,493,750
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                     59,493,750
                                                                                      --------------

MTBOC

AUSTRALIAN DOLLAR

BOND/SELL AUD/IBRD/
 GDIF/0707AUD05.09               0000006774  AUD                         70,000,000       50,844,500    14-Jul-2004    17-Jul-2007

BOND/SELL AUD/IBRD/
 GDIF/0707AUD05.08               0000006792  AUD                         13,000,000        9,490,000    22-Jul-2004    23-Jul-2007

BOND/SELL AUD/IBRD/
 GDIF/0807AUD05.14               0000006814  AUD                        110,000,000       77,253,000    10-Aug-2004    14-Aug-2007

BOND/SELL AUD/IBRD/
 GDIF/0807AUD04.96               0000006799  AUD                         70,000,000       50,022,000    12-Aug-2004    13-Aug-2007

BOND/SELL AUD/IBRD/
 GDIF/0806AUD04.62               0000006809  AUD                        325,000,000      230,132,500    17-Aug-2004    17-Aug-2006

BOND/SELL AUD/IBRD/
 GDIF/0807AUD05.086              0000006819  AUD                         44,000,000       31,178,400    26-Aug-2004    28-Aug-2007

BOND/SELL AUD/IBRD/
 GDIF/0208AUD05.13               0000006820  AUD                         30,000,000       21,258,000    26-Aug-2004    26-Feb-2008

BOND/SELL AUD/IBRD/
 GDIF/0308AUD05.02               0000006826  AUD                         70,000,000       48,954,500    16-Sep-2004    17-Mar-2008

BOND/SELL AUD/IBRD/
 GDIF/0907AUD04.90               0000006828  AUD                        107,000,000       74,830,450    16-Sep-2004    18-Sep-2007

BOND/SELL AUD/IBRD/
 GDIF/0908AUD05.10               0000006831  AUD                         40,000,000       28,020,000    21-Sep-2004    22-Sep-2008

                                                                                      --------------
TOTAL BY CURRENCY                                                                        621,983,350
                                                                                      --------------

POUND STERLING

BOND/SELL GBP/IBRD/
 GDIF/0706GBP04.09               0000006784  GBP                        130,000,000      241,611,500    15-Jul-2004    17-Jul-2006

BOND/SELL GBP/IBRD/
 GDIF/0306GBP04.79               0000006840  GBP                         20,000,000       35,919,000    21-Sep-2004    21-Mar-2006

                                                                                      --------------
TOTAL BY CURRENCY                                                                        277,530,500
                                                                                      --------------

HUNGARIAN FORINT

BOND/SELL HUF/IBRD/
 GDIF/0906HUF08.75               0000006836  HUF                     13,000,000,000       63,872,648    22-Sep-2004    22-Sep-2006

                                                                                      --------------
TOTAL BY CURRENCY                                                                         63,872,648
                                                                                      --------------

JAPANESE YEN

BOND/SELL JPY/IBRD/
 GDIF/0734JPYSTR                 0000006773  JPY                      1,000,000,000        9,172,629    12-Jul-2004    12-Jul-2034

BOND/SELL JPY/IBRD/
 GDIF/0719JPYSTR04               0000006794  JPY                      2,000,000,000       18,249,840    26-Jul-2004    26-Jul-2019

BOND/SELL JPY/IBRD/
 GDIF/0829JPYSTR                 0000006813  JPY                      3,000,000,000       27,398,511    23-Aug-2004    23-Aug-2029

BOND/SELL JPY/IBRD/
 GDIF/0934JPYSTR                 0000006832  JPY                      5,000,000,000       45,500,046    21-Sep-2004    21-Sep-2034

BOND/SELL JPY/IBRD/
 GDIF/0934JPYSTR01               0000006838  JPY                      1,000,000,000        9,029,753    27-Sep-2004    27-Sep-2034

                                                                                      --------------
TOTAL BY CURRENCY                                                                        109,350,779
                                                                                      --------------

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/
 GDIF/0108USD03.09               0000006783  USD                         30,000,000       30,000,000    15-Jul-2004    15-Jan-2008

BOND/SELL USD/IBRD/
 GDIF/0106USDSTR01               0000006787  USD                         50,000,000       50,000,000    27-Jul-2004    27-Jan-2006

BOND/SELL USD/IBRD/
 GDIF/0807USD02.68               0000006798  USD                         21,000,000       21,000,000    29-Jul-2004    01-Aug-2007

BOND/SELL USD/IBRD/
 GDIF/0819USDSTR                 0000006803  USD                        100,000,000      100,000,000    02-Aug-2004    02-Aug-2019

BOND/SELL USD/IBRD/
 GDIF/0814USDSTR                 0000006797  USD                         10,000,000       10,000,000    04-Aug-2004    04-Aug-2014

BOND/SELL USD/IBRD/
 GDIF/0814USDSTR01               0000006802  USD                         20,000,000       20,000,000    04-Aug-2004    04-Aug-2014

BOND/SELL USD/IBRD/
 GDIF/0808USD03.36               0000006807  USD                         20,000,000       20,000,000    10-Aug-2004    14-Aug-2008

BOND/SELL USD/IBRD/
 GDIF/0206USDSTR01               0000006805  USD                         50,000,000       50,000,000    17-Aug-2004    17-Feb-2006

BOND/SELL USD/IBRD/
 GDIF/0907USD02.44               0000006830  USD                         37,000,000       37,000,000    13-Sep-2004    13-Sep-2007

BOND/SELL USD/IBRD/
 GDIF/0907USDSTR                 0000006829  USD                         50,000,000       50,000,000    14-Sep-2004    14-Sep-2007

                                                                                      --------------
TOTAL BY CURRENCY                                                                        388,000,000
                                                                                      --------------

SOUTH AFRICAN RAND

BOND/SELL ZAR/IBRD/
 GDIF/0714ZAR09.42               0000006782  ZAR                         65,000,000       10,707,520    26-Jul-2004    10-Jul-2014

BOND/SELL ZAR/IBRD/
 GDIF/0714ZAR09.24               0000006793  ZAR                         65,000,000       10,408,327    29-Jul-2004    10-Jul-2014

BOND/SELL ZAR/IBRD/
 GDIF/0810ZAR08.85               0000006804  ZAR                         65,000,000       10,389,610    10-Aug-2004    10-Aug-2010

BOND/SELL ZAR/IBRD/
 GDIF/0914ZAR09.30               0000006806  ZAR                         65,000,000       10,472,048    16-Aug-2004    10-Sep-2014

BOND/SELL ZAR/IBRD/
 GDIF/0914ZAR09.03               0000006815  ZAR                         65,000,000        9,957,871    23-Aug-2004    10-Sep-2014

BOND/SELL ZAR/IBRD/
 GDIF/0910ZAR08.70               0000006821  ZAR                         65,000,000        9,778,406    31-Aug-2004    10-Sep-2010

BOND/SELL ZAR/IBRD/
 GDIF/0912ZAR08.55               0000006823  ZAR                         65,000,000        9,852,217    07-Sep-2004    10-Sep-2012

BOND/SELL ZAR/IBRD/
 GDIF/0910ZAR08.34               0000006827  ZAR                         85,000,000       12,720,837    14-Sep-2004    10-Sep-2010

BOND/SELL ZAR/IBRD/
 GDIF/1012ZAR08.40               0000006833  ZAR                         65,000,000       10,038,610    27-Sep-2004    10-Oct-2012

BOND/SELL ZAR/IBRD/
 GDIF/1012ZAR08.28               0000006837  ZAR                         70,000,000       10,939,893    29-Sep-2004    10-Oct-2012

                                                                                      --------------
TOTAL BY CURRENCY                                                                        105,265,339
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                  1,566,002,616
                                                                                      --------------

MTBOZ

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/
 GDIF/0734USDSTR                 0000006779  USD                         50,000,000       50,000,000    09-Jul-2004    09-Jul-2034

BOND/SELL USD/IBRD/
 GDIF/0734USDSTR01               0000006780  USD                         50,000,000       50,000,000    12-Jul-2004    12-Jul-2034

BOND/SELL USD/IBRD/
 GDIF/0734USDSTR02               0000006781  USD                         50,000,000       50,000,000    12-Jul-2004    12-Jul-2034

BOND/SELL USD/IBRD/
 GDIF/0714USDSTR01               0000006812  USD                         10,000,000       10,000,000    16-Aug-2004    22-Jul-2014

                                                                                      --------------
TOTAL BY CURRENCY                                                                        160,000,000
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                    160,000,000
                                                                                      --------------

MATURING BORROWINGS

MTBOC

AUSTRALIAN DOLLAR

BOND/SELL AUD/IBRD/
 GDIF/0804AUD04.80               0000005254  AUD                        815,000,000      577,509,000    28-Aug-2001    26-Aug-2004

BOND/SELL AUD/IBRD/
 GDIF/0804AUD04.37               0000005885  AUD                        100,000,000       71,995,000    29-Aug-2002    25-Aug-2004

BOND/SELL AUD/IBRD/
 GDIF/0904AUD04.30               0000005907  AUD                         20,000,000       13,862,000    12-Sep-2002    13-Sep-2004

BOND/SELL AUD/IBRD/
 GDIF/0904AUD04.40               0000005937  AUD                         38,000,000       26,816,600    24-Sep-2002    24-Sep-2004

                                                                                      --------------
TOTAL BY CURRENCY                                                                        690,182,600
                                                                                      --------------

JAPANESE YEN

BOND/SELL JPY/IBRD/
 MLT/0804JPY04.80                0000000340  JPY       JPY0177MLT01  65,000,000,000     593,959,885    31-Aug-1989    31-Aug-2004

                                                                                      --------------
TOTAL BY CURRENCY                                                                        593,959,885
                                                                                      --------------

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/
 COLTS/0904USD09.25              0000000783  USD       USD1432COL01          50,000           50,000    11-May-1990    15-Sep-2004

BOND/SELL USD/IBRD/
 GDIF/0704USD06.00               0000003874  USD                      1,000,000,000    1,000,000,000    16-Jul-1999    16-Jul-2004

BOND/SELL USD/IBRD/
 GDIF/0904USD06.10               0000004775  USD                         77,000,000       77,000,000    19-Sep-2000    22-Sep-2004

BOND/SELL USD/IBRD/
 0804USD04.04                    0000005236  USD                         13,100,000       13,100,000    09-Aug-2001    09-Aug-2004

BOND/SELL USD/IBRD/
 0804USD04.10                    0000005226  USD                         20,000,000       20,000,000    23-Aug-2001    23-Aug-2004

BOND/SELL USD/IBRD/
 GDIF/0904USD04.06               0000005241  USD                        200,000,000      200,000,000    28-Aug-2001    01-Sep-2004

                                                                                      --------------
TOTAL BY CURRENCY                                                                      1,310,150,000
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                  2,594,292,485
                                                                                      --------------

MTBOZ

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/
 MLT/0804USD00.00                0000000476  USD       USD0189MLT20      18,000,000       18,000,000    06-Mar-1985    16-Aug-2004

                                                                                      --------------
TOTAL BY CURRENCY                                                                         18,000,000
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                     18,000,000
                                                                                      --------------

EARLY RETIREMENT

MTBOC

AUSTRALIAN DOLLAR

BOND/BUY AUD/IBRD/
 GDIF/0213AUD01.00               0000006775  AUD       BUYBACK           70,000,000       48,706,000    01-Jul-2004    20-Feb-2013

BOND/BUY AUD/IBRD/
 GDIF/1112AUD01.00               0000006841  AUD       BUYBACK          200,000,000      142,880,000    27-Sep-2004    20-Nov-2012

                                                                                      --------------
TOTAL BY CURRENCY                                                                        191,586,000
                                                                                      --------------

CANADIAN DOLLAR

BOND/BUY CAD/IBRD/
 MLT/0809CAD11.00                0000006761  CAD                        100,000,000       75,554,380    12-Aug-2004    14-Aug-2009

                                                                                      --------------
TOTAL BY CURRENCY                                                                         75,554,380
                                                                                      --------------

EURO CURRENCY

BOND/BUY EUR/IBRD/
 GDIF/0915ITLSTRE                0000006818  EUR                         61,109,763       73,909,203    09-Sep-2004    09-Sep-2015

                                                                                      --------------
TOTAL BY CURRENCY                                                                         73,909,203
                                                                                      --------------

JAPANESE YEN

BOND/BUY JPY/IBRD/
 GDIF/0922JPYSTR                 0000006816  JPY                      1,500,000,000       13,741,927    07-Sep-2004    06-Sep-2022

BOND/BUY JPY/IBRD/
 GDIF/0932JPYSTR06               0000006824  JPY                      1,300,000,000       11,858,068    17-Sep-2004    17-Sep-2032

BOND/BUY JPY/IBRD/
 GDIF/0326JPYSTR01               0000006825  JPY                      3,100,000,000       28,210,028    21-Sep-2004    19-Mar-2026

BOND/BUY JPY/IBRD/
 GDIF/0931JPYSTR07               0000006834  JPY                      1,000,000,000        9,100,009    21-Sep-2004    18-Sep-2031

                                                                                      --------------
TOTAL BY CURRENCY                                                                         62,910,032
                                                                                      --------------

UNITED STATES DOLLAR

BOND/BUY USD/IBRD/
 GDIF/0712USDSTR01               0000006785  USD                         10,000,000       10,000,000    26-Jul-2004    25-Jul-2012

BOND/BUY USD/IBRD/
 GDIF/0812USDSTR                 0000006786  USD                         10,000,000       10,000,000    02-Aug-2004    01-Aug-2012

BOND/BUY USD/IBRD/
 GDIF/0813USDSTR                 0000006796  USD                         20,000,000       20,000,000    06-Aug-2004    06-Aug-2013

BOND/BUY USD/IBRD/
 GDIF/0813USDSTR01               0000006801  USD                         20,000,000       20,000,000    13-Aug-2004    13-Aug-2013

BOND/BUY USD/IBRD/
 GDIF/0813USDSTR05               0000006810  USD                         25,000,000       25,000,000    19-Aug-2004    19-Aug-2013

BOND/BUY USD/IBRD/
 GDIF/0813USDSTR06               0000006811  USD                        100,000,000      100,000,000    19-Aug-2004    19-Aug-2013

BOND/BUY USD/IBRD/
 GDIF/0913USDSTR                 0000006817  USD                         20,000,000       20,000,000    03-Sep-2004    03-Sep-2013

BOND/BUY USD/IBRD/
 GDIF/0908USDSTR01               0000006822  USD                        100,000,000      100,000,000    08-Sep-2004    08-Sep-2008

                                                                                      --------------
TOTAL BY CURRENCY                                                                        305,000,000
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                    708,959,615
                                                                                      --------------

MTBOZ

SOUTH AFRICAN RAND

BOND/BUY ZAR/IBRD/
 GDIF/1228ZAR0                   0000006788  ZAR       BUYBACK        2,000,000,000      329,826,180    20-Jul-2004    29-Dec-2028

BOND/BUY ZAR/IBRD/
 GDIF/0417ZAR0                   0000006790  ZAR       BUYBACK        1,000,000,000      164,913,090    20-Jul-2004    04-Apr-2017

BOND/BUY ZAR/IBRD/
 GMTN/0417ZAR00.002              0000006791  ZAR       BUYBACK          500,000,000       82,456,545    20-Jul-2004    04-Apr-2017

BOND/BUY ZAR/IBRD/
 GDIF/1228ZAR0                   0000006795  ZAR       BUYBACK        2,000,000,000      329,826,180    20-Jul-2004    29-Dec-2028

                                                                                      --------------
TOTAL BY CURRENCY                                                                        907,021,995
                                                                                      --------------

                                                                                      --------------
TOTAL                                                                                    907,021,995
                                                                                      --------------
